NO ACT

PE
1-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09035383

Received SEC

MAR 08 2009

Washington, DC 20549

March 9, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-9-09

Louis Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: Yum! Brands, Inc.
Incoming letter dated January 9, 2009

Dear Mr. Goldberg:

This is in response to your letters dated January 9, 2009 and February 10, 2009 concerning the shareholder proposal submitted to Yum! Brands by The Nathan Cummings Foundation, Catholic Healthcare Partners, and Trinity Health. We also have received a letter from The Nathan Cummings Foundation dated February 2, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

cc: Michael D. Connelly
President & CEO
Catholic Healthcare Partners
615 Elsinore Place
Cincinnati, OH 45202

Catherine Rowan
Corporate Responsibility Consultant

*** FISMA & OMB Memorandum M-07-16 ***

March 9, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Yum! Brands, Inc.
Incoming letter dated January 9, 2009

The proposal urges the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal.

We are unable to concur in your view that Yum! Brands may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Yum! Brands may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

February 10, 2009

Re: Stockholder Proposal of the Nathan Cummings Foundation, Catholic Healthcare Partners and Trinity Health Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Via email: shareholderproposals@sec.gov

Dear Sir or Madam:

On behalf of Yum! Brands, Inc., a North Carolina corporation (the **"Company"** or **"Yum! Brands"**), we are filing this letter in a response to the letter dated February 2, 2009, with respect to the above-referenced shareholder proposal and supporting statement (the **"Proposal"**) submitted by the Nathan Cummings Foundation, Catholic Healthcare Partners and Trinity Health (collectively, the **"Proponent"**) for inclusion in the proxy materials that the Company intends to distribute in connection with its 2009 Annual Meeting of Shareholders (the **"2009 Proxy Materials"**)

We hereby reiterate our request that the staff of the Office of Chief Counsel (the **"Staff"**) confirm that it will not recommend any enforcement action if, in reliance on Rule14a-8, the Company omits the Proposal from its 2009 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov, and sent a copy to the Proponent at the same time. We have been advised by the Company as to the factual matters set forth herein.

1. Adoption of universal healthcare principles sought by the Proposal impacts the healthcare benefits and related costs to the Company, which are matters involving ordinary business operations.

The Proponent contends that the Proposal "focuses broadly on healthcare policy, a significant social policy issue" and "asks Yum (sic) to adopt a set of principles applicable to healthcare generally". However, and as stated in our prior letter dated January 9, 2009, the adoption of these principles would inevitably have the consequence of impacting the Company's decisions as to its own employee benefits and related expenditures. We respectfully submit that it is disingenuous to think that a company could adopt universal healthcare principles and ignore them with respect to its own employee benefit practices.

The Proponent states that they are merely proposing that the Company adopt a broad set of principles as a matter of general social policy, not reforms specific to the Company's healthcare coverage. When the proposal and supporting statement are read as a whole, it becomes clear that the Proponent has in mind that universal healthcare principles would have impact on the Company's own healthcare costs, and that adoption of the Proposal would also affect employee benefits at the Company. It would be difficult for the Company to adopt healthcare principles that are explicitly stated to be "universal", without then subjecting its own employee benefit practices to intense scrutiny against those same principles. In doing so, management would be undertaking the essential internal managerial exercise of weighing the value of providing certain employee benefits against the associated economic impact on to the Company.

The Proposal itself recognizes that adoption of these principles impact a company's cost analysis related to the provision of employee benefits. The Proposal refers to the cost incurred by companies in providing healthcare insurance to their employees and shouldering an additional surcharge for the uninsured. The Proposal offers several offsetting benefits for adoption of the healthcare principles against those assumed costs, including managing the cost of employee health benefits, ensuring high employee morale and productivity and preservation of the Company's public image. Undertaking this type of cost-benefit analysis in determining the appropriate employee benefits to offer is incident to the Company's ordinary business operations and within the exclusive expertise and responsibilities of management.

2. The no-action letter precedents that provided for exclusion (Wyeth and CVS Caremark) do not result from those businesses operating in the healthcare business.

The Proponent indicates that the difference in the Staff's decision that the Wyeth and CVS Caremark no-action letters were excludable, whereas certain other no-action letters seeking exclusion on similar proposals were decided to be not excludable, should be explained by the fact that both CVS Caremark and Wyeth are in the healthcare industry. The Proponent notes that on this basis

Yum! Brands should not be able to exclude the Proposal, since it does not operate in the healthcare industry.

This reasoning is contrary to the Staff's determination of proposals seeking exclusion on the basis of Rule 14a-8(i)(7). No prior precedents, Exchange Act releases, Staff Legal Bulletins or other Staff interpretations has indicated that the industry in which the company operates is determinative of the outcome of the Staff's decisions regarding exclusion. We believe the same basis on which CVS Caremark (which is a letter this law firm wrote) and Wyeth demonstrated that a proposal on adopting universal healthcare principles implicates their ordinary business operations – by virtue of seeking to affect the company's own healthcare benefits and the internal managerial exercise of assessing the cost-benefit analysis of designing and potentially changing employee benefits – is equally applicable to the Company. We respectfully submit that the internal managerial exercise described above is equally relevant, regardless of whether the company is in a healthcare-related industry, and that issues of employee benefits and assessment of a cost-benefit analysis related to healthcare benefits for a company's workforce are equally applicable for all these companies, regardless of industry.

***

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2009 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action. Please call the undersigned at (212) 450-4539 if you should have any questions or need any additional information or as soon as a Staff response is available.

Respectfully yours,

Louis Goldberg

cc: Nathan Cummings Foundation
Catholic Healthcare Partners
Trinity Health
John, Daly, Esq. Yum! Brands

THE · NATHAN · CUMMINGS · FOUNDATION

RECEIVED
2009 FEB -3 AM 10:50
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 2, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Yum! Brands, Inc. to omit shareholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") submitted a shareholder proposal (the "Proposal") to Yum! Brands, Inc. ("Yum" or the "Company"). The Proposal asks Yum's board to adopt principles for comprehensive health care reform, such as those based upon the principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

By letter dated January 9, 2009, Yum stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2009 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Yum argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7), which allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." As discussed below in more detail, Yum has failed to satisfy its burden of proving that it is entitled to omit the Proposal in reliance on the ordinary business exclusion; accordingly, we respectfully urge that its request for relief should be denied.

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

Yum contends that the Proposal relates to the Company's ordinary business operations because it (a) focuses on the Company's provision of benefits to its employees and (b) attempts to involve Yum in the political or legislative process. Both arguments are meritless.

The plain language of the Proposal belies Yum's assertion that it focuses on Yum's own provision of employee benefits. The "resolved" clause asks Yum to adopt a set of principles applicable to health care generally; none of them deals specifically with Yum's choices regarding health care coverage. The Proposal does not ask Yum to take any action regarding its own benefits or to report to shareholders on any aspect of the Company's benefits. The Proposal does not involve tasks "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight," nor does it seek "to "micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See Exchange Act Release No. 40018 (May 21, 1998) (describing the considerations behind the ordinary business exclusion).

Instead, the Proposal focuses broadly on health care policy, a significant social policy issue. It discusses the impact on U.S. businesses generally of the failure to reform health care coverage in the U.S. That health care reform is a significant social policy issue is clear from the robust public debate on the issue, its centrality in last year's presidential campaign, the proliferation of legislative and regulatory initiatives on the subject and public attitudes, as confirmed by polling data. The fact that Yum's benefit cost structure might be affected if health care reform were to be enacted does not transform the purely policy-oriented Proposal into a proposal about Yum's benefits.

Despite the fact that the Proposal does not ask Yum to involve itself in the political or legislative process, Yum argues that the Proposal is excludable on this ground as well. Again, the language of the Proposal does not support Yum's claim. Yum makes much of a reference to the activities of other organizations, but that statement, which is offered to show the urgency of the policy debate, does not seek to involve Yum in similar activities. The only action requested in the Proposal is the adoption of the enumerated principles.

Yum cites two determinations, Wyeth (available Feb. 25, 2008) and CVS Caremark Corporation (available Jan. 31, 2008) as standing for the proposition that proposals like the Proposal are excludable on ordinary business grounds. What Yum fails to note, however, is that these determinations are the exception rather than the rule. In the 2008 proxy season, determinations rejecting the same arguments made here by Yum—that proposals substantially identical to the Proposal are excludable because they deal with the provision of employee benefits and attempt to involve companies in the political or legislative process—were rejected by the Staff at not only United Technologies Corp. (available Jan. 31, 2008) but also General Motors Corp. (available Mar. 26, 2008), Exxon Mobil Corp. (available Feb. 25, 2008), Xcel Energy Inc.

(available Feb. 15, 2008), Wendy's International, Inc. (available Feb. 13, 2008) and The Boeing Company (available Feb. 5, 2008).

Although the Staff does not provide detailed reasoning, it seems likely that the difference in the result at Wyeth and CVS Caremark, on the one hand, and the rest of the companies, on the other, lies in the fact that both Wyeth and CVS Caremark are themselves involved in health care. In other words, health care is part of their ordinary business operations. This is not true for the other companies listed above that sought to exclude proposals like the Proposal. Because Yum's business does not relate to health care, the Wyeth and CVS Caremark determinations should not be viewed as requiring exclusion of the Proposal.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura J. Shaffer
Director of Shareholder Activities

cc: Louis Goldberg
Fax # 212-450-3800

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

January 9, 2009

**Re: Stockholder Proposal of the Nathan Cummings Foundation, Catholic Healthcare Partners and Trinity Health
Exchange Act of 1934—Rule 14a-8**

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Dear Sir or Madam:

This letter is to inform you that our client, Yum! Brands, Inc., a North Carolina corporation (the "**Company**" or "**Yum! Brands**"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "**2009 Proxy Materials**"), a stockholder proposal and supporting statement (the "**Proposal**") received from the Nathan Cummings Foundation, Catholic Healthcare Partners and Trinity Health (collectively, the "**Proponent**"), on November 7, 2008. We hereby request confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend any enforcement action if Yum! Brands omits the Proposal from its 2009 Proxy Materials.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "**Commission**") no later than 80 days before Yum! Brands files its definitive 2009 Proxy Materials; and

- concurrently sent a copy of this submission to the Proponent as notification of the Company's intention to omit the Proposal from its 2009 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov.

This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

INTRODUCTION

The Proposal and all related correspondence with the Proponent is attached hereto as Exhibit A. The Proposal states:

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform, such as those based upon the principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

The Proposal's supporting statement states that: a majority of the Business Roundtable's members say that "health costs represent their biggest economic challenge"; the National Coalition on Health Care estimates that, over the next decade, $595-$848 billion could be saved by employers who provide health benefits through the implementation of the Coalition's principles for health insurance reform; and increasing health care costs can "have an adverse affect on shareholder value," "reduce employee productivity, health and morale" and endanger "public confidence in [Yum! Brands'] commitment to its employees' health care coverage."

Yum! Brands requests that the Staff concur with its view that the Proposal may be properly omitted from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because it implicates the Company's ordinary business operations and seeks to involve it in the political and legislative process.

ANALYSIS

I. The Proposal involves the health care benefits and costs of a corporation, an aspect of ordinary business operations, and not a significant policy issue.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that it does not have "significant policy, economic or other implications inherent in" it. *Exchange Act Release No. 34-12999 (November 22, 1976).* The Commission has provided guidance on the policy behind the Rule 14a-8(i)(7) exclusion for ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the general policy consideration behind the 14a-8(i)(7) exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Proposal requests that the Company adopt universal health care principles imposing standards on health care coverage and health insurance, which would impact the Company's decisions on employee health care benefits and related expenditures. The Proponent urges the adoption of universal health care principles because it believes that the absence of universal health care and the resulting "45.7 million Americans without health insurance result in higher costs for Yum! Brands"...and that these "rising health care costs borne by the company have an adverse effect on shareholder value." This Proposal is not about the policy question of universal health care – it is about managing the cost to Yum! Brands and the resulting impact on shareholder value, all matters integral to the roles and responsibilities of management.

Not only is the Proponent focused on the impact of health care costs on Yum! Brands, but through the Proposal the Proponent is advocating for the adoption of a particular set of health care principles as a means to achieving health care cost improvements for Yum! Brands. The Proponent recognizes that the Company's actions can logically only affect its own employees and costs – only Congress can affect health care policy and reform at the national level. In other words, the Proposal seeks to affect how the Company manages its own health care related costs.

As noted above, the Proposal is directed at the nature and scope of the costs of the Company's employee benefits. It cites data supporting the proposition that health care costs are an important concern for employers who provide health care benefits and that these employers could save hundreds of billion of dollars if certain principles were to be adopted. The Proposal's supporting statement declares that rising health care costs "have an adverse effect on shareholder value," may be passed on to employees resulting in reduced "productivity, health and morale" and undermine "public confidence in the company's commitment to its employees' health care coverage." These issues, the maximization of shareholder value, management of the Company's employee health care benefits, ensuring high employee morale and productivity and preservation of the Company's reputation and image are all matters in the realm of management's expertise and responsibilities and integral to the day-to-day operations of the Company. Management must continuously engage in balancing a variety of competing interests as it attempts to control costs and expenses, which could positively affect shareholder value, but at the same time provide attractive employee benefits to its employees so as to effectively recruit, motivate and retain a talented workforce.

The Proposal seeks to affect management's decisions involving the Company's employee health care benefits and to cause the Company to make such decisions in accordance with the specified health care principles cited in the Proposal. In doing so, the Proposal intrudes into the ordinary operations of the Company, and consistent with prior SEC no-action letters, we believe should be excludable under Rule 14a-8(i)(7). See *Wyeth* (February 25, 2008) and *CVS Caremark Corporation* (January 31, 2008) (each permitting the exclusion of nearly identical proposals requesting that those companies adopt universal health care principles imposing standards on health care coverage and health insurance). In *Chrysler Corporation* (February 10, 1992), the Staff concluded that a shareholder proposal requesting that the company "actively support and lobby for universal health coverage" was excludable as pertaining to ordinary business matters. The company argued that the proposal sought "to compel Chrysler to actively endorse a nationwide voucher system of health care coverage" and thus would impact how it determined employee health care benefit plans which is part of ordinary business.

We do not believe that the Proposal raises any significant policy issue that would transcend the Company's day-to-day business matters. In determining whether the focus of a proposal is a significant social policy issue, the Staff considers "both the proposal and the supporting statement as a whole." See *Staff Legal Bulletin No. 14C (CF), Shareholder Proposals (June 28, 2005), question D.2.* The Staff has considered a number of requests seeking the exclusion of shareholder proposals that address issues of public health care and has consistently found them to be excludable as ordinary business matters. Similar to this Proposal, the Staff has permitted the exclusion of proposals that seek to have companies support or adopt specific types of health care policies which would affect the companies' overall health care costs. See *Wyeth* and *CVS Caremark* previously cited. *International Business Machines Corporation* (January 21, 2002) (finding a proposal requiring IBM to provide its shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system excludable under Rule 14a-8(i)(7)); *PepsiCo, Inc.* (February 10, 1992) (concluding that a proposal calling for a board committee to evaluate "various health-care proposals being considered by national policy makers" could be excluded as ordinary business); *GTE Corporation* (February 10, 1992) (concluding that a proposal relating to the preparation of a report by a committee of the company's board of directors to evaluate various health care proposals being considered by national policy makers, was excludable under Rule 14a-8(i)(7)).

We acknowledge that certain shareholder proposals involving health care reform may sometimes raise significant social policy issues. For example, the Staff did not concur with the excludability of the proposal relating to universal health care principles in letters such as *United Technologies Corporation* (January 31, 2008). However, letters such as *United Technologies* are distinguishable from the *CVS Caremark* and *Wyeth* letters and this letter when considering the relevant proposal and supporting statement as a whole. In this case it is clear that, when considering the Proposal and supporting statement as a whole, the Proposal is directed at the nature and scope of the *costs* of the Company's employee benefits, and therefore does not raise a significant social policy issue as to merit an exception to the ordinary business matters exclusion under Rule 14a-8(i)(7). We are aware that the proposals in *CVS Caremark* and *Wyeth* also called for a report on the implementation of the health care reform principles. However, we note that the Staff has in many cases not concurred that a proposal is excludable where the proposal called for a report in relation to the subject matter of the proposal. We therefore do not believe that the absence of a request for a report in the case of the Proposal should make the Proposal any less excludable than the otherwise substantially identical proposals in *CVS Caremark* and *Wyeth*.

II. The Proposal seeks to engage the Company in the political and legislative process regarding health care reform.

As discussed below, the Proposal seeks to involve the Company in the political and legislative process regarding reforms to the nation's health care policies, which the Staff has previously concurred to be ordinary business matters.

The Proposal's supporting statement discusses the political efforts of organizations involved in lobbying efforts to affect the political and legislative process for health care reform. It refers to the lobbying and advocacy efforts of other organizations focused on changing health care practices through the political process, indicating that its goal is to involve Yum! Brands in such efforts. The Proposal states that "many national organizations have made health care reform a priority," even to the extent of redirecting entire advertising budgets to highlighting the "consequences of inadequate health coverage." The organizations mentioned in the Proposal, the American Cancer Society, the Business Roundtable and the National Coalition on Health Care, are also active in lobbying efforts. The health care reform principles that the Proponent wishes the Company to adopt were prepared by the Institute of Medicine, an organization formed within the National Academy of Sciences to "serve as an advisor to the nation to improve health by providing" information and advice on health policy to lawmakers.

It is common knowledge that matters of health care reform and universal health care coverage are and have been featured prominently in the national debate and have been prominent themes on the political platforms for both candidates in the Presidential election campaigns just completed. As noted above, the Proponent is seeking to involve the Company in the political and legislative process, through submitting a Proposal seeking adoption of universal health principles at a time when these matters are at the forefront of political and legislative agendas.

The Staff has concurred that shareholder proposals are excludable as ordinary business matters when they seek to involve the company in the political or legislative process. In *International Business Machines Corporation* (IBM) (March 2, 2000), the Staff agreed that the company could exclude a proposal seeking a report on the potential impact on the company of pension-related proposals being considered by national policy makers, because it "appear[ed] directed at involving IBM in the political or legislative process."

CONCLUSION

The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, Yum! Brands omits the Proposal from its 2009 Proxy Materials. Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,

Louis Goldberg

Enclosures

cc w/ enc: Nathan Cummings Foundation
Catholic Healthcare Partners
Trinity Health
John, Daly, Esq. Yum! Brands

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

November 7, 2008

Christian L. Campbell
Senior Vice President, General Counsel,
Secretary and Chief Franchise Policy Officer
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Campbell:

The Nathan Cummings Foundation is an endowed institution with approximately $425 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues such as healthcare coverage has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Yum! Brands' proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Yum! Brands stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is available upon request. We have held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President and CEO

Laura J. Shaffer
Director of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform, such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Polls (NBC News/*Wall Street Journal*, USA Today/Gallup and *The New York Times*/CBS News) consistently show that access to affordable, comprehensive health care insurance is one of the most significant social policy issues in America.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable, which represents more than 150 of the country's largest companies, states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007)

The National Coalition on Health Care, whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions, has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we believe that the 45.7 million Americans without health insurance result in higher costs for Yum! Brands and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs lead companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising health care costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in <u>Insuring America's Health: Principles and Recommendations</u> (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone 502 874-1000
Fax 502 874-8323

VIA OVERNIGHT DELIVERY

November 13, 2008

Mr. Lance E. Lindblom
President and CEO
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, New York 10018

Ms. Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, New York 10018

Re: Shareholder Proposal

Dear Mr. Lindblom and Ms. Shaffer:

I am writing to acknowledge receipt of your letter dated November 7, 2008 to Christian L. Campbell regarding The Nathan Cummings Foundation (the "Foundation") proposal for inclusion in the YUM! Brands, Inc. proxy statement to be circulated to YUM! shareholders in conjunction with the next annual meeting.

We respectfully request that with reference to the Foundation's proposal you furnish us within 14 days of your receipt of this letter proof of the Foundation's continuous record ownership of YUM! common stock as required under Regulations 14a-8(b)(1) and 14a-8(b)(2)(i).

Please direct your response to me at the above address. We expect to be contacting you within the next few weeks regarding your proposal.

Sincerely,

M. Gayle Hobson
Senior Legal Specialist

I:\GAYLE\2009 Proxy\Shareholder req for ownership - Nathan Cummings.doc

F A X

The Nathan Cummings Foundation
475 Tenth Avenue 14th Floor • New York, NY 10018
(212) 787-7300 • (212) 787-7377 Fax

TOTAL PAGES: Including Cover	3
DATE:	November 17, 2008
TO:	**M. Gayle Hobson** **Senior Legal Specialist**
FAX #:	502-874-8323
FROM:	Laura J. Shaffer Director of Shareholder Activities
COMMENTS:	Shareholder Proposal - Proof of ownership for the Nathan Cummings Foundation

If you have received this fax in error, or have any problems during transmission, please call (212) 787-7300.

email hobson:

Laura.Shaffer@nathancummings.org

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

November 17, 2008

To Whom It May Concern:

This letter will verify that the Nathan Cummings Foundation held 800 shares of Yum Brands Inc. stock worth $21,864 as of November 7, 2008. As of November 7, 2008, the Nathan Cummings Foundation had continuously held at least $2,000 worth of Yum Brands Inc. for at least one year. The Foundation will continue to hold these shares at the time of your next annual meeting.

The Northern Trust Company serves as custodian and record holder for the Nathan Cummings Foundation. The above mentioned shares are registered in a nominee name of the Northern Trust. The shares are held by Northern Trust throu *** FISMA & OMB Memorandum M-07-16 ***

This letter will further verify that Laura Shaffer is a representative of the Nathan Cummings Foundation and is authorized to act on their behalf with respect to matters pertaining to this proposal.

Sincerely,

Frank Fauser
Vice President

CATHOLIC™
HEALTHCARE
PARTNERS

615 Elsinore Place
Cincinnati, Ohio
45202

Phone ▪ 513 ▪ 639 ▪ 2800
Fax ▪ 513 ▪ 639 ▪ 2700

VIA FEDERAL EXPRESS

November 11, 2008

Christian L. Campbell
Senior Vice President, General Counsel,
Secretary and Chief Franchise Policy Officer
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Campbell:

Catholic Healthcare Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Healthcare Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Healthcare Partners is currently the beneficial owner of shares of Yum Brands.

We believe that a commitment to employees, communities and the environment fosters long-term business success. As healthcare providers, we are keenly aware of the challenges in the current health system, including concerns relating to both the cost and quality of care, and we are concerned as well that all persons have access to needed services, irrespective of individual ability to pay. As an employer, we are aware of the economic burden providing health benefits places on all American businesses. As long term shareholders, we believe it is in the interests of this company to ensure all Americans have access to healthcare that is affordable and provided equitably.

Catholic Healthcare Partners is therefore co-filing with the Nathan Cummings Foundation the enclosed shareholder proposal for adoption of principles of comprehensive health reform for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Catholic Healthcare Partners has been a shareholder for more than one year and will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. We have enclosed a copy of the verification of our ownership position and will forward the original letter under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. Please direct all future correspondence on behalf of Catholic Healthcare Partners to Susan Smith Makos, SRI Advisor, 4776 South Lake Drive, Boynton Beach, FL 33436.

Sincerely,

Michael D. Connelly
President & CEO
Catholic Healthcare Partners

Encl. Resolution Text and Verification of Ownership
c: Interfaith Center for Corporate Responsibility
Laura Schaeffer, Nathan Cummings Foundation

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform, such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Polls (NBC News/*Wall Street Journal*, USA Today/Gallup and *The New York Times*/CBS News) consistently show that access to affordable, comprehensive health care insurance is one of the most significant social policy issues in America.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable, which represents more than 150 of the country's largest companies, states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007)

The National Coalition on Health Care, whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions, has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we believe that the 45.7 million Americans without health insurance result in higher costs for Yum! Brands and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs lead companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising health care costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

Catherine Rowan
Corporate Responsibility Consultant

Rec
11-25-2008
CLO office

November 18, 2008

Christian L. Campbell
Senior Vice President, General Counsel,
Secretary and Chief Franchise Policy Officer
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Campbell:

Trinity Health, with an investment position of over $2000 worth of shares of common stock in YUM! Brands, Inc., looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in YUM! Brands, Inc., is enclosed. Trinity Health has held stock in YUM! Brands continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Health care reform is one of the most critical domestic social issues of our day. We are interested in the role that YUM! Brands, as a large and influential company, can play in the national effort for universal access to quality health care that is accessible, affordable and provides for accountability and equitable financing for all stakeholders.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary filer for this proposal is the Nathan Cummings Foundation, represented by Laura Shaffer at (212) 787-7300. Trinity Health is co-filing the same proposal as the Foundation.

We look forward to discussing this proposal with the Company at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

enc.

*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
Email: *** FISMA & OMB Memorandum M-07-16 ***

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform, such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Polls (NBC News/*Wall Street Journal*, USA Today/Gallup and *The New York Times*/CBS News) consistently show that access to affordable, comprehensive health care insurance is one of the most significant social policy issues in America.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable, which represents more than 150 of the country's largest companies, states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007)

The National Coalition on Health Care, whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions, has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we believe that the 45.7 million Americans without health insurance result in higher costs for Yum! Brands and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs lead companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising health care costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

November 18, 2008

To Whom It May Concern:

Please accept this letter as authentication that Northern Trust, as Trustee/Custodian, currently holds for the beneficial interest of Trinity Health 35,104 shares of YUM! Brands Common Stock as of 11/01/2008. Further, please note that Northern Trust has continuously held, on behalf of Trinity Health, an ownership interest in YUM! Brands continuously over the past twelve months. Should you have any questions, please feel free to contact me.

Sincerely,

Muriel Gutierrez
The Northern Trust Company